UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 30, 2025, Carbon Revolution Public Limited Company (the “Company”) received a notification letter (the “Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the Company's annual report on Form 20-F for the fiscal year ended June 30, 2024 which was filed with the Securities and Exchange Commission on May 14, 2025, the Company is not in compliance with the minimum stockholder’s equity requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(A), which requires companies listed on the Nasdaq Global Select Market to maintain a minimum of $10,000,000 in stockholders’ equity for continued listing. The Letter has no immediate effect on the listing or trading of the Company’s ordinary shares or warrants on Nasdaq. The Letter stated that, under Nasdaq rules, the Company has 45 calendar days to submit a plan to regain compliance, and that if a plan is submitted and accepted, Nasdaq could grant the Company an exception of up to 180 calendar days from May 30, 2025, or until November 26, 2025, to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq hearings panel.

On June 3, 2025, the Company issued a press release announcing the receipt of the Letter. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated June 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company
Date: June 3, 2025
	By:	/s/ David Nock
	Name:	David Nock
	Title:	General Counsel